Exhibit 99.1

Fuling Global Inc. Reports First Quarter of 2016 Financial Results

Company to Host Earnings Conference Call on Tuesday, May 17, 8:00 am ET

ALLENTOWN, Pa., May 16, 2016 /PRNewswire/ -- Fuling Global Inc. (NASDAQ: FORK) ("Fuling Global" or the "Company"), a specialized producer and distributor of environmentally-friendly plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced its financial results for the three months ended March 31, 2016.

Mr. Xinfu Hu, Chief Executive Officer of Fuling Global, commented, "Our first quarter results were, once again, highlighted by increase in sales volume, which grew by 4.6% to 7,418 tons and offset the 4.7% decrease in average selling price (“ASP”) resulting from decline in crude oil price. Both gross profit and gross margin increased year-over-year with improvement in gross margin across all product categories. Net income attributable to Fuling Global was $0.7 million, down from the $1.2 million a year ago as a result of increased SG&A expenses and provision for income taxes that more than offset the increase in gross profit.”

Ms. Guilan Jiang, Chairwoman of Fuling Global, added, "While putting the IPO proceeds to work, including the $10.2 million purchase of a 32.86-acre land parcel for a new factory in Wenling City and the ongoing expansion at our Allentown facility, we are setting the stage for growth in years to come. We look forward to continuing working with our suppliers, customers, partners and shareholders to take our business to the next level.”

First Quarter of 2016 Financial Highlights

Please note, certain expense items, primarily expenses associated with ocean freight, were previously reported as selling expenses and have been reclassified as cost of goods sold. As a result, cost of goods sold, gross profit, gross margin, selling expenses, and total operating expenses for 2015 have been adjusted retrospectively.

	For the Three Months Ended March 31,
($ millions, except per share data)	2016	2015	% Change
Revenues	$20.58	$20.64	-0.3%
Gross profit	$5.2	$4.6	13.3%
Gross margin	25.3%	22.3%	3.0%
Operating margin	5.3%	6.5%	-1.2%
Net income attributable to Fuling Global	$0.7	$1.2	-39.4%
Diluted earnings per share	$0.05	$0.11	-55.1%

•	Revenues were essentially unchanged at $20.6 million for the first quarter of 2016, with increase in sales volume offsetting decrease in ASP.
•	Total sales volume increased by 4.6% to 7,418 tons for the three months ended March 31, 2016 from 7,092 tons for the same period of last year. The increase in total sales volume was primarily related to increased sales of cups and plates and other products and partially offset by decline in sales of cutlery and straws.
•	Blended ASP decreased by 4.7% to $2.77 per kilogram for the three months ended March 31, 2016 from $2.91 per kilogram for the same period of last year. The decrease in ASP was across all product categories as a result of decrease in crude oil prices.
•	Gross profit increased by 13.3% to $5.2 million for the three months ended March 31, 2016 from $4.6 million for the same period of last year. Gross margin was 25.3% for the three months ended March 31, 2016, compared to 22.3% for the same period of last year. The increase in gross margin was across all product categories, particularly for straws.
•	Net income attributable to Fuling Global was $0.7 million, or $0.05 per basic and diluted share, for the three months ended March 31, 2016, compared to $1.2 million, or $0.11 per basic and diluted share, for the same period of last year.

First Quarter of 2016 Financial Results

Revenues

For the three months ended March 31, 2016, total revenues were essentially unchanged at $20.6 million with increase in overall sales volume offsetting by decline in ASP. Overall sales volume increased by 326 tons, or 4.6%, to 7,418 tons for the three months ended March 31, 2016 from 7,092 tons for the same period of last year. The increase in overall sales volume was primarily related to increased sales of cups and plates and other products and partially offset by decline in sales of cutlery and straws. Blended ASP decreased by $0.14 per kilogram, or 4.7%, to $2.77 per kilogram for the three months ended March 31, 2016 from $2.91 per kilogram for the same period of last year. The decrease in ASP was across all product categories as a result of decrease in crude oil prices.

	For the Three Months Ended March 31,
	2016			2015
	Revenues	COGS	Gross Margin	Revenues	COGS	Gross Margin
	($'000)	($'000)	(%)	($'000)	($'000)	(%)
Cutlery	$11,680	8,891	24%	$12,505	9,529	24%
Straws	2,095	1,356	35%	2,521	1,933	23%
Cups and plates	5,504	4,048	26%	4,869	3,891	20%
Others products	1,299	977	25%	744	584	22%
Tax		101			109
Total	$20,578	15,373	25.3%	$20,639	16,046	22.3%

Cutlery, straws, cups and plates, and other products accounted for 56.8%, 10.2%, 26.7%, and 6.3% of total revenues for the three months ended March 31, 2016, compared to 60.6%, 12.2%, 23.6%, and 3.6% for the same period of last year, respectively.

On a geographical basis, sales in Fuling Global's largest market, the U.S., decreased a bit to $19.5 million for the three months ended March 31, 2016 from $19.6 million for the same period of last year. Sales in Europe increased by 9.1% to $0.4 million while sale in Canada increased by 18.6% to $0.2 million for the three months ended March 31, 2016. Sales in China was $0.3 million, versus $nil for the same period of last year.

	For the Three Months Ended March 31,
	2016		2015		Y/Y Change
	Revenues	% of	Revenues	% of	Amount
	($'000)	Total	($'000)	Total	($'000)	%
U.S.	$19,475	94.6%	19,696	95.4%	(221)	-1.1%
Europe	434	2.1%	398	1.9%	36	9.1%
Canada	205	1.0%	173	0.8%	32	18.6%
China	345	1.7%	-	0.0%	345	NA
Others	119	0.6%	372	1.8%	(253)	-68.0%
Total	$20,578	100.0%	20,639	100.0%	(61)	-0.3%

Gross profit

Total cost of goods sold decreased by $0.7 million, or 4.2%, to $15.4 million for the three months ended March 31, 2016 from $16.0 million for the same period of last year. Gross profit increased by $0.6 million, or 13.3%, to $5.2 million for the three months ended March 31, 2016 from $4.6 million for the same period of last year. Gross margin was 25.3% for the three months ended March 31, 2016, compared to 22.3% for the same period of last year. The increase in gross margin was across all product categories, particularly for straws. Gross margins for cutlery, straws, cups and plates, and other products were 23.9%, 35.3%, 26.4%, and 24.8%, respectively, for the three months ended March 31, 2016, compared to 23.8%, 23.3%, 20.1%, and 21.6%, respectively, for the same period of last year.

Operating income

Selling expenses increased by $0.25 million, or 18.3%, to $1.63 million for the three months ended March 31, 2016 from $1.38 million for the same period of last year. The increase in selling expenses was due to increase in sales commission and export credit insurance cost. General and administrative expenses increased by $0.53 million, or 34.4%, to $2.06 million for the three months ended March 31, 2016 from $1.53 million for the same period of last year. The increase in general and administrative expenses was due to professional fees related to being a public company as well as increase in administrative expenses at our Allentown facility. Research and development expenses increased by $0.1 million, or 26.0%, to $0.4 million for the three months ended March 31, 2016 from $0.3 million for the same period of last year. As a result, total operating expenses increased by $0.9 million, or 26.7%, to $4.1 million for the three months ended March 31, 2016 from $3.2 million for the same period of last year.

Operating income decreased by $0.25 million, or 19.0%, to $1.09 million for the three months ended March 31, 2016 from $1.34 million for the same period of last year. Operating margin was 5.3% for the three months ended March 31, 2016, compared to 6.5% for the same period of last year.

Income before income taxes

After adjustment for interest income and expenses, subsidy income and other non-operating income and expenses, income before income taxes decreased by $0.34 million, or 24.5%, to $1.03 million for the three months ended March 31, 2016 from $1.37 million for the same period of last year.

Provision for income taxes was $0.3 million for the three months ended March 31, 2016, compared to $0.1 million for the same period of last tear.

Net income

Net income decreased by $0.5 million, or 42.0%, to $0.7 million for the three months ended March 31, 2016 from $1.2 million for the same period of last year. After deduction of non-controlling interest, net income attributable to Fuling Global was $0.7 million, or $0.05 per basic and diluted share, for the three months ended March 31, 2016, compared to $1.2 million, or $0.11 per basic and diluted share, for the same period of last year.

Financial Condition

As of March 31, 2016, the Company had cash and cash equivalents, restricted cash, and certificates of deposits of $8.4 million, $1.6 million, and $3.3 million, respectively, compared to $15.6 million, $2.1 million, and $3.2 million, respectively at the end of 2015. Short-term borrowing and bank notes payable were $17.9 million and $2.9 million, respectively, as of March 31, 2016, compared to $15.3 million and $2.8 million, respectively, at the end of 2015.

Net cash used in operating activities was $2.7 million for the three months ended March 31, 2016, compared to $2.8 million for the same period of last year.

Net cash used in investing activities was $7.4 million for the three months ended March 31, 2016, compared to $2.5 million for the same period of last year.

Net cash provided by financing activities was $2.8 million for the three months ended March 31, 2016, compared to $5.4 million for the same period of last year.

Recent Updates

On April 12, 2016, the Company announced that it has purchased a 32.86-acre land parcel for its newest factory in Wenling, China for approximately $10.24 million. The Company anticipates that it will complete construction, equipment installation and testing and will ultimately commence commercial production in the new factory in the first quarter of 2017.

On March 8, 2016, the Company provided an update on the use of proceeds from its initial public offering (the "IPO") and announced that it has disbursed approximately $11 million of the IPO proceeds to increase the registered capital of Taizhou Fuling Plastics Co., Ltd. ("Taizhou Fuling") from $11.11 million to $21.63 million. Taizhou Fuling is a PRC company that is wholly owned by the Company through Total Faith Holdings Limited. The Wenling Bureau of Commerce had granted Taizhou Fuling official approval for the increase in registered capital. The Company is also investing approximately $8 million of the IPO proceeds in its business in the United States.

On March 3, 2016, Gilbert Lee, the Company's Chief Financial Officer, presented at VirtualInvestorConferences.com and provided a comprehensive overview of the Company for investors.

On January 12, 2016, the Company announced that it had hosted a team of scientists from the Chinese Academy of Sciences' Technical Institute of Physics and Chemistry ("TIPC") and Chinese Academy of Engineering ("CAE"), including CAE Academician Yicheng Wu, TIPC Deputy Director Yong Huang and TIPC NRCEP Chief Engineer Junhui Ji. The purposes of the meeting were to review 2015 accomplishments and set directions in 2016 for the Company's Academician and Expert Workstation (the "Workstation") and to further expand the scope of cooperation and collaboration through the Workstation platform in jointly developing new plastics materials and technologies.

Earnings Conference Call

The Company will host its first quarter of 2016 financial results conference call at 8:00 am Eastern Time (5:00 am Pacific Time/8:00 pm Beijing Time) on Tuesday, May 17, 2016. To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Fuling Global Inc./ FORK".

Conference Call
Date:	Tuesday, May 17, 2016
Time:	8:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Mainland China: 400-120-1203 Hong Kong: 800-905-945 International: +1 412-902-4272
Conference ID:	Fuling Global Inc./FORK

Please dial in at least fifteen minutes before the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available beginning approximately one hour after the end of the live call through May 24, 2016. The audio replay can be accessed by dialing +1-877-344-7529 within the United States or +1-412-317-0088 internationally, and entering access code No. 10086390.

About Fuling Global Inc.

Fuling Global Inc. ("Fuling Global") is a specialized producer and distributor of environmentally friendly plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company's plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy's, Burger King, KFC (China only), Walmart, McKesson, and Woolworths. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:
Gilbert Lee, CFO
Email: ir@fulingplasticusa.com
Phone: +1-610-366-8070x1835
Web: http://ir.fulingglobal.com/

Investor Relations:
Tina Xiao
Weitian Group LLC
Email: fork@weitian-ir.com
Phone: +1-917-609-0333

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	December 31,
	2016	2015

ASSETS
Current Assets:
Cash and cash equivalents	$8,413,443	$15,573,554
Restricted cash	1,647,608	2,129,162
Certificates of deposit	3,312,321	3,186,892
Accounts receivable, net	15,116,039	14,725,030
Advances to supplier, net	565,088	312,328
Inventories, net	11,924,289	13,493,685
Prepaid expenses and other current assets	1,001,796	425,477
Total Current Assets	41,980,584	49,846,128

Property, plant and equipment, net	22,276,571	21,556,866
Intangible assets, net	1,780,262	1,778,264
Prepayments for land use rights and construction	6,148,057	-
Other non-current assets	2,380,259	2,228,900
Deferred tax assets	431,716	319,252
Total Assets	$74,997,449	$75,729,410

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$17,895,325	$15,264,827
Bank notes payable	2,908,111	2,839,783
Advances from customers	913,561	597,226
Accounts payable	6,827,051	10,972,851
Accrued and other liabilities	1,581,702	1,808,135
Taxes payable	564,156	743,147
Loan from third parties	-	184,851
Total Current Liabilities	30,689,906	32,410,820

Total Liabilities	30,689,906	32,410,820

Commitments and contingencies

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,732,795 shares issued and outstanding as of March 31, 2016 and December 31, 2015	15,733	15,733
Additional paid in capital	29,756,758	29,722,127
Statutory reserve	2,998,684	2,868,844
Retained earnings	10,802,072	10,182,213
Accumulated other comprehensive income	626,182	392,450
Total Fuling Global Inc.'s equity	44,199,429	43,181,367

Noncontrolling interest	108,114	137,223
Total Shareholders' Equity	44,307,543	43,318,590

Total Liabilities and Shareholders' Equity	$74,997,449	$75,729,410

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended March 31,
	2016	2015

Revenues	$20,577,819	$20,638,516
Cost of goods sold	15,372,996	16,045,597
Gross Profit	5,204,823	4,592,919

Operating Expenses
Selling expenses	1,631,533	1,378,971
General and administrative expenses	2,064,559	1,536,248
Research and development expenses	418,356	332,139
Total operating expenses	4,114,448	3,247,358

Income from Operations	1,090,375	1,345,561

Other Income (Expense):
Interest income	6,613	6,069
Interest expense	(201,684)	(306,473)
Subsidy income	40,869	60,221
Foreign currency transaction gain	59,789	227,011
Other income (expense), net	37,652	36,816
Total other income (expense), net	(56,761)	23,644

Income Before Income Taxes	1,033,614	1,369,205

Provision for Income Taxes	313,024	127,483

Net Income	$720,590	$1,241,722

Less: net (loss) income attributable to noncontrolling interest	(29,109)	3,739

Net income attributable to Fuling Global Inc.	749,699	1,237,983

Other Comprehensive Income
Foreign currency translation gain	233,732	163,471
Comprehensive income attributable to Fuling Global Inc.	$983,431	$1,401,454

Earnings per share
Basic and diluted	$0.05	$0.11

Weighted average number of shares
Basic and diluted	15,732,795	11,666,667

Cash dividends per share
Basic and diluted	$-	$0.88

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended March 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$720,590	$1,241,722
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	34,631	-
Deferred tax benefit	(112,464)	-
Depreciation and amortization	619,319	536,522
Bad debt provisions	5,503	10,884
Gain on disposal of fixed assets	(12,888)	-
Changes in operating assets:
Accounts receivable	(335,806)	1,051,566
Advances to suppliers	(285,218)	(2,188,453)
Inventories	1,588,607	740,527
Other assets	(634,938)	201,035
Changes in operating liabilities:
Accounts payable	(4,151,850)	(4,130,730)
Advance from customers	309,220	62,200
Taxes payable	(180,977)	(139,457)
Accrued and other liabilities	(229,848)	(233,380)
Net cash used in operating activities	(2,666,119)	(2,847,564)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,207,431)	(248,933)
Cash receipts from disposal property and equipment	19,602	-
Cash invested in certificates of deposit	(103,046)	(2,014,072)
Prepayments for land use rights and construction	(6,062,422)	-
Purchase of intangible assets	-	(268,227)
Net cash used in investing activities	(7,353,297)	(2,531,232)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	9,682,986	18,021,538
Repayments of short-term borrowings	(7,187,968)	(14,409,930)
Proceeds from bank notes payable	1,778,440	1,492,038
Repayments of bank notes payable	(1,729,451)	(1,462,305)
Repayment of third party borrowing	(183,474)	-
Repayments of loans from related parties	-	(38,285)
Change of restricted cash	488,632	1,768,444
Net cash provided by financing activities	2,849,165	5,371,500

EFFECT OF EXCHANGE RATES CHANGES ON CASH	10,140	169,500

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,160,111)	162,204

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	15,573,554	1,399,714

CASH AND CASH EQUIVALENTS, ENDING OF THE PERIOD	$8,413,443	$1,561,918

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$244,975	$306,473
Income tax paid	$609,402	$422,743